June 26, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aileron Therapeutics, Inc.
Registration Statement on Form S-l (File No. 333-218474)

Ladies and Gentlemen:

As representatives of the several underwriters for the Company’s proposed public offering of up to 4,312,500 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. Eastern time on June 28, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 19, 2017, through the date hereof:

Preliminary Prospectus dated June 19, 2017:

Approximately 1,300 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

JEFFERIES LLC

As Representatives of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Authorized Signatory

By: JEFFERIES LLC

By:	/s/ Michael Judlowe
Authorized Signatory